UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 8, 2024

(Commission File No. 001-39308)

CALLIDITAS THERAPEUTICS AB

(Translation of registrant’s name into English)

Kungsbron 1, D5
SE-111 22
Stockholm, Sweden
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Enclosed hereto are copies of announcements published by Calliditas Therapeutics AB on January 7, 2024 and January 8, 2024.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated January 7, 2024
99.2	Press Release dated January 8, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CALLIDITAS THERAPEUTICS AB

Date: January 8, 2024	By:	/s/ Fredrik Johansson
Fredrik Johansson Chief Financial Officer